FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2020

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 +1 (212) 918 3000
1

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2020, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on page 3 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” with the text under the caption “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” on pages 4 to 7 hereof; and

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — The Federal Republic of Germany — Other Recent Developments” on pages 7 and 8 hereof to the “Recent Developments — The Federal Republic of Germany — Other Recent Developments” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated November 7, 2019 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

2

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On October 11, 2021, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.1574 U.S. dollar (0.8640 EUR per U.S. dollar).

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the 9 Months Ended September 30, 2021

The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank's nine months ended September 30, 2021. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code or “HGB”). Rentenbank will prepare its final annual financial statements in accordance with HGB. Rentenbank expects its final, audited annual financial statements for 2021 to be announced at a press conference and published in April 2022.

The first three quarters of 2021 were characterized by declining demand for the Issuer’s special promotional loans. These loans granted at particularly favorable interest rates for specific promotional purposes and assistance measures amounted to EUR 4,004.9 million (as compared to EUR 4,510.0 million at September 30, 2020).

From the total anticipated medium and long-term issue requirement of prospective EUR 11.0 billion for 2021, the Issuer was able to raise EUR 9.8 billion in the first three quarters (as compared to EUR 10.3 billion in the first three quarters of 2020).

At September 30, 2021, total assets amounted to EUR 97.4 billion (as compared to EUR 95.7 billion at September 30, 2020).

3

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2020	-10.0	-11.3
3rd quarter 2020	9.0	-3.7
4th quarter 2020	0.7	-2.9
1st quarter 2021	-2.0	-3.1
2nd quarter 2021	1.6	9.4

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

In the second quarter of 2021, Germany’s gross domestic product (“GDP”) rose by 1.6% compared to the first quarter of 2021 after price, seasonal and calendar adjustments. After the COVID-19 pandemic caused another decline in economic performance at the beginning of 2021 (-2.0% in the first quarter of 2021 compared to the fourth quarter of 2020), the German economy recovered in the second quarter of 2021. As the restrictions imposed during the COVID-19 pandemic were gradually reduced, final consumption expenditure in the second quarter of 2021 was markedly up compared with the beginning of 2021. Household final consumption expenditure increased by 3.2% on the first quarter, while government final consumption expenditure rose by 1.8%. Gross fixed capital formation, too, was slightly higher than at the beginning of 2021. Gross fixed capital formation in machinery and equipment increased by 0.3%, as did gross fixed capital formation in construction. Foreign trade, too, was up in the second quarter of 2021 compared to the first quarter of 2021, with exports of goods and services increasing by 0.5% and imports by 2.1%.

GDP in the second quarter of 2021 was up 9.4% on a price and calendar-adjusted basis compared with the second quarter of 2020, when the economic performance had been sharply down as a result of the COVID-19 pandemic. This development was mainly driven by significant increases in domestic demand and foreign trade. Compared with the fourth quarter of 2019, the quarter before the COVID-19 pandemic began, GDP was 3.3% lower.

Sources: Statistisches Bundesamt, Gross domestic product in the 2nd quarter of 2021 up 1.5% on the previous quarter, press release of July 30, 2021 (https://www.destatis.de/EN/Press/2021/07/PE21_365_811.html); Statistisches Bundesamt, Gross domestic product: detailed gross domestic product results for the 2nd quarter of 2021, press release of August 24, 2021 (https://www.destatis.de/EN/Press/2021/08/PE21_398_811.html).

4

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
August 2020	-0.1	0.0
September 2020	-0.2	-0.2
October 2020	0.1	-0.2
November 2020	-0.8	-0.3
December 2020	0.5	-0.3
January 2021	0.8	1.0
February 2021	0.7	1.3
March 2021	0.5	1.7
April 2021	0.7	2.0
May 2021	0.5	2.5
June 2021	0.4	2.3
July 2021	0.9	3.8
August 2021	0.0	3.9

In September 2021, according to provisional calculations, the inflation rate in Germany, measured as the year-on-year change in the consumer price index, is expected to be +4.1% compared to September 2020. Compared to August 2021, according to provisional calculations, consumer prices are expected to remain unchanged from August 2021.

There are a number of reasons for the high inflation rates since July 2021, which include base effects due to low prices in 2020. In this context, especially the temporary value added tax reduction and the sharp decline in mineral oil product prices had an upward effect on the overall inflation rate. Apart from the usual market developments, additional factors were the introduction of CO2 pricing as of January 2021 and COVID-19-pandemic-related effects, such as marked price increases at upstream stages in the economic process. So far, only some of these price increases have had a moderate impact on the consumer price index and the inflation rate.

Sources: Statistisches Bundesamt, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Statistisches Bundesamt, Inflation rate expected to be +4.1% in September 2021, press release of September 30, 2021 (https://www.destatis.de/EN/Press/2021/09/PE21_462_611.html).

5

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
August 2020	4.1	4.1
September 2020	4.0	4.1
October 2020	3.7	4.1
November 2020	3.8	4.1
December 2020	3.7	4.0
January 2021	4.1	3.9
February 2021	4.2	3.9
March 2021	4.0	3.8
April 2021	3.9	3.8
May 2021	3.6	3.7
June 2021	3.7	3.7
July 2021	3.7	3.6
August 2021	3.6	3.6

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to August 2020, the number of persons in employment increased in August 2021 by approximately 277,000 or 0.6%. Compared to July 2021, the seasonally adjusted number of persons in employment increased by 65,000, or 0.1%, in August 2021. However, the number of persons in employment is still considerably below the pre-COVID-19 pandemic level. On a seasonally adjusted basis, the number of persons in employment in August 2021 was down by 0.8%, or 383,000, compared to February 2020, the month before restrictions were imposed due to the COVID-19 pandemic in Germany.

In August 2021, the number of unemployed persons declined by 217,000, or 12.2%, compared to August 2020. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in August 2021 stood at 1.54 million, representing a decline of 1.1% compared to July 2021.

It should be noted that according to the employment account and labor force survey concepts, workers in government-subsidized short-term employment arrangements (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Statistisches Bundesamt, August 2021: employment up 0.1% on the previous month, press release of September 30, 2021 (https://www.destatis.de/EN/Press/2021/09/PE21_460_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

6

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January – August 2021	January – August 2020
Trade in goods, including supplementary trade items	130.2	113.7
Services	1.5	-2.1
Primary income	60.9	55.1
Secondary income	-39.7	-30.4
Current account	152.9	136.4

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Exports in August 2021: -1.2% on July 2021, press release of October  8, 2021 (https://www.destatis.de/EN/Press/2021/10/PE21_474_51.html).

Other Recent Developments

German General Elections for the Bundestag

On September 26, 2021, general elections for the Bundestag (one of the two Houses of Parliament in Germany) were held, with the following preliminary results:

	% of Votes	Seats
SPD	25.7	206
CDU	18.9	151
GRÜNE	14.8	118
FDP	11.5	92
AfD	10.3	83
CSU	5.2	45
DIE LINKE	4.9	39
SSW(1)	0.1	1
Others	8.6	—
Total	100.0	735

(1)	The Südschleswigscher Wählerverband (SSW) participates in the distribution of seats of the Bundestag as a party representing national minorities, to which the five percent clause for participation in the Bundestag does not apply.

The Federal Electoral Committee is expected to determine and announce the official final result of the general elections for the Bundestag on October 15, 2021.The results of the Bundestag elections determine the relative strengths of the parties in the Bundestag and therefore the options available when a government is formed. A government can only be formed by parties that, singly or together with others, have the majority of members of the Bundestag behind them. This is why elections are often followed by coalition negotiations between the parties. Coalition negotiations to form a new government are currently underway.

Sources: The Federal Returning Officer, 2021 Bundestag Election, press release of September 27, 2021 (https://www.bundeswahlleiter.de/en/info/presse/mitteilungen/bundestagswahl-2021/50_21_vorlaeufiges-ergebnis.html); Deutscher Bundestag, Election of Members and the allocation of seats, October 1, 2021 (accessed on October 8, 2021) (https://www.bundestag.de/en/parliament/elections/arithmetic).

General Considerations Relating to the COVID-19 Pandemic

According to the European Center for Disease Prevention and Control (“ECDC”), countries of the EU and the European Economic Area (together, “EU/EEA”) that have not yet achieved high enough COVID-19 vaccination coverage in their total populations, which are planning to relax non-pharmaceutical interventions during the next two weeks, run a high risk of experiencing a significant surge of cases, hospitalizations and mortality in October and November 2021. The ECDC states that the risk remains high due to very high virus circulation, and fully vaccinated vulnerable individuals are still at risk of experiencing infection with severe outcomes. As at the end of September 2021, only 61% of the total population in EU/EEA countries have been fully vaccinated. There is considerable variation in vaccine uptake across countries and within regions, resulting in large proportions of the EU/EEA population remaining susceptible to infection.

7

In Germany, at the beginning of October 2021, the increase of COVID-19 cases observed since the beginning of July 2021 has not continued. After a slight decline in September 2021, case numbers are stagnating, but are significantly higher than during the same period last year. This may be due to reduced summer travel activity, fewer infections diagnosed at schools, the vaccination quota achieved and seasonal factors as well as the introduction of access rules keying-off full vaccination status, recovery from COVID-19 or, in some cases negative testing, in combination with the continued observance of social distancing and hygiene measures in a number of areas. Due to the considerable number of persons, who are not vaccinated, and increased contacts taking place indoors, an increase of cases can be expected in the autumn and winter.

According to ECDC data from October 8, 2021, the cumulative uptake of full vaccination among adults aged 18 years and above in EU/EEA countries (30 countries reporting) was 74.5%. As of October 7, 2021, 65.1% of the German population have been fully vaccinated, whereas 68.4% have received at least one vaccine dose.

Sources: European Centre for Disease Prevention and Control, COVID-19 Vaccine tracker, as of October 8, 2021 (https://vaccinetracker.ecdc.europa.eu/public/extensions/COVID-19/vaccine-tracker.html#uptake-tab); European Centre for Disease Prevention and Control, High risk of autumn surge in COVID-19 cases and deaths in countries with insufficient vaccination coverage, warns ECDC, news story of September 30, 2021 (https://www.ecdc.europa.eu/en/news-events/high-risk-autumn-surge-covid-19-cases-and-deaths-countries-insufficient-vaccination); Robert Koch Institut, Wöchentlicher Lagebericht des RIK zur Coronavirus-Krankheit-2019 (COVID-19), October 7, 2021 (https://www.rki.de/DE/Content/InfAZ/N/Neuartiges_Coronavirus/Situationsberichte/Wochenbericht/Wochenbericht_2021-10-07.pdf?__blob=publicationFile); Bundesministerium für Gesundheit, Impf-Dashboard, as of October 8, 2021(https://impfdashboard.de/);

8

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Chairman of the Management Board

By /s/ Stefan Goebel
Name: Stefan Goebel
Title: Managing Director

Date: October 12, 2021

9